UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On October 19, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (the “Company”), announced a cost reduction plan, effective immediately, designed to substantially reduce the Company’s cash burn and focus its resources on the execution of its Phase 2b clinical trial of Allocetra™ for the treatment of patients with moderate-to-severe age-related symptomatic primary knee osteoarthritis (OA). The Company expects to report topline six-month data from the trial by mid-2027.

The Company’s plan includes the following measures:

●	Wind-down of non-clinical R&D: The Company is winding down, effective immediately, all research and development activities not related to the Phase 2b clinical trial.

●	Focus on clinical execution: The Company’s resources will be dedicated to the execution of the Phase 2b trial and related activities.

●	Workforce reduction: The Company is reducing its workforce by approximately 60%.

●	Management compensation reduction: Salaries for the Company’s management team will be reduced by 20%, and the Chief Executive Officer’s will be reduced by 40%.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” “on track,” and other words of similar meaning, including statements relating to the Company’s cost reduction plan, including the expected reductions in operating expenses and cash burn, the expected timing and amount of related restructuring charges, and the Company’s ability to fund its operations; the Company’s need for, and ability to obtain, additional financing; the progress, enrollment, design and expected timing of completion of the Company’s Phase 2b clinical trial of ALLOCETRA™; the expected timing of topline six-month data from the Phase 2b trial; the potential benefits of RMAT designation; the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs. Each forward-looking statement contained in this Report on Form 6-K is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk that the cost reduction plan may not achieve the anticipated savings, may take longer than expected to implement, or may result in unanticipated costs or disruptions, including to the conduct of the Phase 2b trial; the risk that the Company will be unable to obtain additional financing on acceptable terms, or at all, to fund the Phase 2b trial through topline data; risks related to the timing of patient enrollment and the conduct, completion and results of clinical trials; the risk that results of earlier clinical trials, including the Phase 1/2a trial, may not be predictive of results of later trials, including the Phase 2b trial; the risk that RMAT designation may not result in a faster development or regulatory review process and does not increase the likelihood of regulatory approval; the risk that the Company may not obtain regulatory approval for ALLOCETRA™ on the anticipated timeline or at all; the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this Report on Form 6-K speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law

Press Release

On October 19, 2026, the Company issued a press release announcing the cost reduction plan. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report on Form 6-K (other than the information disclosed under the heading “Press Release” and Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926, File No. 333-286956, File No. 333-292417, File No. 333-294284, File No. 333-295215 and File No. 333-298071), filed with the SEC.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: October 19, 2026

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